Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hancock Jaffe Laboratories, Inc. on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated March 18, 2020, with respect to our audits of the financial statements of Hancock Jaffe Laboratories, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 appearing in the Annual Report on Form 10-K of Hancock Jaffe Laboratories, Inc. for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
New York, NY
September 17, 2020